RESOLUTION

                WRITTEN CONSENT OF DIRECTORS

                     maxxZone.com, Inc.

          The undersigned, being all or a quorum of the members of the Board of Directors of maxxZone.com, Inc., a Nevada corporation, do hereby consent in writing pursuant to NRS 78.315, to the adoption of the following resolution:

RESOLVED, that the common capital stock of the corporation be issued to the named individuals in the amount stated in exchange for services performed:

NAME:              No. OF SHARES:           ISSUED FOR:
Andrew S. Austin      2,000,000               Services
Tad Mailander           250,000               Services
Eric L. Brown           400,000               Services
David Chang             600,000               Services

IN WITNESS WHEREOF, the undersigned have executed this written consent as of the date hereof.

DATED  AT      Henderson, Nevada, this 13th day of June, 2003.




     Roland Becker, Director